

May 23, 2012

<u>Via E-mail</u>
Mr. Alain Couder
Chairman of the Board and Chief Executive Officer
Oclaro, Inc.
2560 Junction Avenue
San Jose, CA 95134

> **Re: Oclaro, Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2011**
> **Filed September 9, 2011**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 0-30684**

Dear Mr. Couder:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 2, 2011

Notes to Consolidated Financial Statements, page F-8

Note 14 – Geographic and Customer Concentration Information, page F-37

1.   We note a significant portion of your revenues and long-lived tangible assets are attributed to "Europe" and "Asia." Please revise future filings to separately disclose any material revenues or tangible long-lived assets attributed to any individual foreign countries. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

2.   We note your disclosures on pages 6-8 regarding your primary product offerings. Please explain to us how you have considered the disclosure requirements set forth in paragraph 280-10-50-40 of the FASB Accounting Standards Codification. Revise future filings as appropriate.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2011

Note 1 – Basis of Preparation and Restatement, page 7

3.   We note your disclosures regarding the restatement of your financial statements for the six months ended December 31, 2011. You state that the original financial statements were prepared based on management's determination of the existence of certain net operating loss carryforwards in a foreign jurisdiction and that you have now determined that the net operating loss carryforwards in the foreign jurisdiction became fully impaired during the three months ended October 1, 2011. Please address the following:

- Tell us the foreign jurisdiction to which these net operating loss carryforwards relate.

- Tell us the exact date you received notification of the pending loss of the net operating loss carryforwards.

- Clarify whether the notification of the pending loss of the net operating loss carryforwards represented an acceleration of the expiration of those carryforwards.

- Clarify for us how the net operating loss carryforwards were reflected in your financial statements as of July 2, 2011. In this regard, we note your disclosure on page F-36 of the July 2, 2011 Form 10-K that other than $1.3 million recorded relating to one foreign jurisdiction, "[you] have recorded a full valuation allowance against [your] remaining foreign and domestic deferred tax assets as of July 2, 2011."

- Please provide additional details to support your conclusion that the restatement relates only to the three months ended October 1, 2011 and the six months ended December 31, 2011. In light of the pending expiration of the net operating losses, explain how you considered the potential impacts to your financial statements as of July 2, 2011 and your basis for concluding no adjustment to those financial statements was necessary.

- Explain to us why the majority of the impairment of your net operating loss carryforwards, a deferred tax asset, has resulted in an increase in your accrued expenses and other liabilities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief